Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

May 8, 2024

VIA EDGAR

Attention:	Nudrat Salik
Michael Fay
Jessica Ansart
Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Global Partner Acquisition Corp II
Amendment No. 3 to Registration Statement on Form S-4
Filed May 7, 2024
File No. 333-276510

Ladies and Gentlemen:

This letter sets forth the response of Global Partner Acquisition Corp II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 7, 2024, with respect to the above referenced Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Fourth Amendment. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-4 Filed May 7, 2024

Cover Page

1.

We note your disclosure in a risk factor on pages 93-94 that Nasdaq may delist the combined company’s securities and specifically that you have been granted an extension until June 3, 2024 to regain compliance with Nasdaq IM-5101-2 as well as Nasdaq Listing Rule 5620(a). We also note your disclosure here that your plans to regain compliance require holding the shareholder meeting to approve the Business Combination and completing the business combination. Given that parties to the stockholder approval condition set forth in the Business Combination Agreement may be waived by the applicable parties, please revise your disclosure on the Cover Page and in the Summary of the Proxy Statement/Prospectus to discuss your potential delisting from Nasdaq, including with reference to the June 3, 2024 deadline to regain compliance and to your plans to hold the shareholder meeting and complete the business combination in order to regain compliance. Please also include a cross-reference to your more detailed discussion in the risk factor section.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 1, 2, 95, 236, and 253 of the Revised Registration Statement.

Business of Stardust Power

Technology and Engineering

Hatch Contract, page 277

2.

We note your revised disclosure that Hatch has completed the front-end loading study or Scoping Study as of April 17, 2024. We also note your disclosure that “[t]he study confirmed, on a preliminary level, that the development of the Facility remains viable, based on certain assumptions made by Hatch.” Please revise your disclosure to discuss the material assumptions Hatch made that served as a basis for the study.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 279 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Name: Chandra R. Patel
Title: Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Peter Seligson, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP